UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 5 August, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 5 August 2026: Trading statement for the year ended 30 June 2026

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

TRADING STATEMENT FOR THE YEAR ENDED 30 JUNE 2026

In terms of paragraphs 6.26(a) and 6.30(b) of the Listings Requirements of the JSE Limited (JSE) stakeholders are advised that, for the year ended 30 June 2026:

- Earnings per share (EPS) is expected to be between R17,50 and R19,50 (prior year EPS of R10,60), representing an increase of between 65% and 84% compared to the prior year;

- Headline earnings per share (HEPS) is expected to be between R36 and R40 per share (prior year HEPS of R35,13), an increase of between 2% and 14% compared to the prior year; and

- Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA*) is expected to be between R58 billion and R62 billion (prior year adjusted EBITDA of R51,8 billion), an increase of between 12% and 20% compared to the prior year.

The increase in earnings for the year was driven by a combination of management actions and a more supportive macroeconomic environment during the last quarter of the financial year.

- A 4% increase in sales volumes associated with improved production as detailed in the Production and Sales Metrics published on 20 July 2026: https://www.sasol.com/index.php/investor-centre/financial-results;
- A 7% increase in the average US$ per barrel Brent crude oil price;
- A more than 100% increase in refining margins following improved fuel differentials; and
- Lower impairments of R16,8 billion (before tax) (refer summary below), compared to R20,7 billion in the prior year.

The increase in earnings was partially offset by:
- A 7% stronger average Rand/US$ exchange rate;
- The once-off Transnet SOC Limited net settlement of R4,3 billion, received in the prior year; and

- Unrealised losses of R1,1 billion on the translation of monetary assets and liabilities, and valuation of financial instruments and derivative contracts compared to unrealised gains of R2 billion in the prior year.

The following is a summary of significant impairments in the current year:
- The Secunda liquid fuels refinery cash generating unit (CGU) remains fully impaired. The recoverable amount improved through management actions but was negatively impacted by a stronger forecast Rand/US$ exchange rate. Further progress of initiatives is required before additional benefits can be reflected in the recoverable amount. The full amount of costs capitalised during the current year of R7,7 billion have been impaired with R3 billion already accounted for in the interim financial statements;
- Impairment of the Polyethylene CGU of R3,7 billion primarily due to a stronger forecast Rand/US$ exchange rate and lower longer-term US$ price assumptions; and
- Impairment of the Production Sharing Agreement development in Mozambique of R3,9 billion, which was already accounted for in the interim financial statements.

While earnings are expected to improve, higher year-end working capital driven by elevated pricing following the Middle East conflict and the previously reported fuels inventory build, is expected to moderate the improvement in free cash flow generation.

The financial information underpinning this trading statement has not been audited and reported on by the Company's external auditors.

Sasol will present its 2026 financial results on Tuesday, 1 September 2026 at 11h00 (SA time). This will be followed by a market call, hosted by President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Walt Bruns, to address questions.

Please connect to the call via the webcast link:
https://www.corpcam.com/Sasol01092026

or via teleconference call link: choruscall.it

* Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.

Adjusted EBITDA is not a defined term under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.

5 August 2026
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts, based on management's current views and assumptions, and which are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Should one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical products; changes in the fuel and gas pricing mechanisms in South Africa and their effects on costs and product prices, statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; assumptions relating to macroeconomics, including changes in trade policies, tariffs and sanction regimes; the impact of climate change, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements.

Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. These risks and uncertainties are discussed more fully in our most recent annual report on Form 20-F filed on 29 August 2025 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary